# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Westin Acquisition Corp, CIK 0002076192
CUSIP: G9584S106
Title of class of securities: Class A Ordinary Share, par value $0.0001 per share Class B Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 353, New York, New York (NY), 10036
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0002076660
Persons authorized to receive notices and communications: Kok Peng Na, 1185 Avenue of the Americas, Suite 353, New York, New York (NY), 10036, (212) 612-1400

## Reporting persons
- Westin Investment Co. Ltd. (CIK 0002076660): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 2,247,500; shared voting power 0; sole dispositive power 2,247,500; shared dispositive power 0; aggregate amount beneficially owned 2,247,500 (27.9% of the class)
  Comment: Includes (i) 2,012,500 Class B ordinary shares of the Issuer, par value $0.0001 per share, as described under "Description of Securities--Ordinary Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-288889), and (ii) 235,000 Class A ordinary shares underlying the Private Placement Units (each unit consisting of one Class A ordinary share and one right to receive one-sixth (1/6) of one Class A ordinary share upon consummation of the Issuer's initial business combination) acquired pursuant to the Private Placement Unit Subscription Agreement between Westin Investment Co. Ltd. (the "Sponsor") and the Issuer. The Sponsor is controlled by Kok Peng Na, who exercises voting and dispositive power over the Sponsor's holdings; no amendments or transfers of the Sponsor's membership interests have been disclosed.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.0001 per share Class B Ordinary Shares, par value $0.0001 per share
Name of issuer: Westin Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 353, New York, New York (NY), 10036
Comment: This Schedule 13D is filed on behalf of Westin Investment Co. Ltd., a private liability company (the "Sponsor" or the "Reporting Person").

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Reporting Person. The Reporting Person is the beneficial owner of an aggregate of 2,247,500 Ordinary Shares of the Issuer, representing approximately 27.9% of the Issuer's outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of November 5, 2025.
Residence or business address: The principal business address of the Reporting Person is 1185 Avenue of the Americas, Suite 353, New York, NY 10036.
Present principal occupation or employment: The Reporting Person is the Sponsor of the Issuer in connection with the Issuer's initial public offering and potential business combination.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Cayman Islands private liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on June 30, 2025, pursuant to a Subscription Agreement, the Issuer issued an aggregate of 2,012,500 Class B ordinary shares, to the Sponsor for an aggregate purchase price of $25,000. Simultaneously with the consummation of the Issuer's initial public offering, the Sponsor purchased 235,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one ordinary share and one right to receive one-sixth (1/6) of one ordinary share upon the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated November 5, 2025). The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to certain lock-up restrictions. Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person, the Reporting Person has agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer's amended and restated memorandum and articles of association; and (C) not to redeem any Founder Shares or the Ordinary Shares comprising the Private Placement Units in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 15 months from the completion of its initial public offering. The Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person are based upon a total of 8,055,000 Ordinary Shares outstanding as of November 5, 2025, as reported in the Issuer's Final Prospectus. The Reporting Person beneficially owns 2,247,500 Ordinary Shares, representing approximately 27.9% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference. The Reporting Person beneficially owns 2,247,500 Ordinary Shares, representing approximately 27.9% of the 8,055,000 Ordinary Shares outstanding as of November 5, 2025.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Issuer's Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 30, 2025, the Issuer and the Sponsor entered into a securities subscription agreement (the "Subscription Agreement"), pursuant to which the Issuer issued an aggregate of 2,012,500 Class B ordinary shares (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000. On November 5, 2025, simultaneously with the consummation of the Issuer's initial public offering, Westin Investment Co. Ltd. (the "Reporting Person" or the "Sponsor") purchased 235,000 private placement units (the "Private Placement Units") at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $2,350,000. Each Private Placement Unit consists of one Ordinary Share and one right, with each right entitling the holder to receive one-sixth (1/6) of one Ordinary Share upon the consummation of the Issuer's initial business combination. The Sponsor used funds from its working capital to purchase the Private Placement Units.

On November 3, 2025, in connection with the initial public offering, the Issuer and the Sponsor entered into a Letter Agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Sponsor agreed, among other things, (A) to vote its Founder Shares, any Ordinary Shares underlying the Private Placement Units and any public shares (other than public shares purchased outside of a redemption offer pursuant to Rule 14e-5 under the Exchange Act) in favor of the Issuer's proposed initial business combination, (B) not to propose any amendment to the Issuer's Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer's obligation to redeem public shares if the Issuer does not complete an initial business combination within 15 months from the closing of the initial public offering, or any other provisions relating to shareholders' rights or pre-business combination activity, (C) not to redeem any Founder Shares or any Ordinary Shares underlying the Private Placement Units in connection with a shareholder vote to approve the Issuer's proposed initial business combination or to amend the Issuer's Amended and Restated Memorandum and Articles of Association, and (D) that neither the Founder Shares nor the Ordinary Shares underlying the Private Placement Units will participate in any liquidating distribution from the Trust Account if the Issuer fails to complete an initial business combination. The Insider Letter also contains an indemnity by the Sponsor with respect to certain third-party claims that could reduce the amount of funds in the Trust Account. The Letter Agreement is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 5, 2025, and is incorporated herein by reference.

In addition, on November 3, 2025, the Issuer and the Sponsor entered into a Registration Rights Agreement, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights with respect to its securities, subject to customary conditions and limitations. The Registration Rights Agreement is filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on November 5, 2025, and is incorporated herein by reference. The Issuer and the Sponsor also entered into a Private Unit Subscription Agreement, dated November 3, 2025, under which the Sponsor committed to purchase the 235,000 Private Placement Units in connection with the IPO. The Private Unit Subscription Agreement is filed as Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on November 5, 2025, and is incorporated herein by reference. The Issuer and the Sponsor further entered into an Administrative Services Agreement, dated November 3, 2025, under which the Sponsor agreed to provide office space and administrative services to the Issuer. The Administrative Services Agreement is filed as Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed on November 5, 2025, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 (Letter Agreement) and Exhibit 2 (Registration Rights Agreement): both are dated November 3, 2025 and were filed with the Form 8-K filed November 5, 2025.

https://www.sec.gov/Archives/edgar/data/2076192/000121390025107058/ea026346801ex10-1_westin.htm

https://www.sec.gov/Archives/edgar/data/2076192/000121390025107058/ea026346801ex10-3_westin.htm

Exhibit 3 (Private Placement Unit Subscription Agreement): dated November 3, 2025, filed with the Form 8-K filed November 5, 2025.

https://www.sec.gov/Archives/edgar/data/2076192/000121390025107058/ea026346801ex10-5_westin.htm

## Signatures
- Westin Investment Co. Ltd.: /s/ Kok Peng Na, Kok Peng Na/Director (12/10/2025)